FORM 8-A

            SECURITIES AND EXCHANGE COMMISSION

                  Washington, D.C.  20549

        FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
        PURSUANT TO SECTION 12(b) OR (g) OF THE
        SECURITIES EXCHANGE ACT OF 1934

        IMMUNOMEDICS, INC.
        (Exact name of registrant as specified in its charter)

        Delaware                        61-1009366
        (State of incorporation         (IRS Employer Identification No.)
        or organization)

        300 American Road
        Morris Plains, New Jersey                 07950
        (Address of principal executive offices)  (zip code)

        Securities to be registered pursuant to Section 12(b) of the
Act:

        Title of each class             Name of each exchange on which
        to be so registered             each class is to be registered

          Not applicable                        Not applicable

        If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [ ]

        If this form relates to the registration of a class of securities pusuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [X]

        Securities Act registration statement file number to which this form relates:

        ____________________(if applicable)

        Securities to be registered pursuant to Section 12(g) of the
Act:

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                        Preferred Share Purchase Rights
                              (Title of class)


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Item 1. Description of Securities to be Registered

                Effective as of January 23, 1998, pursuant to a Rights Agreement (the "Rights Agreement") between Immunomedics, Inc.
(the "Company") and American Stock Transfer and Trust Company, as Rights Agent (the "Rights Agent"), the Company's Board of
Directors declared a dividend of one preferred share purchase right (a "Right") for each outstanding share of common stock, par value $.01 per share (the "Common Shares"), of the Company. The dividend is payable on February 2, 1998 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from the Company one one-hundredth of a share of Series E Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares"), of the Company at a price of $37 per one one-hundredth of a Preferred Share (the "Purchase Price"), subject to adjustment.

                The following summary of the principal terms of the Rights Agreement is a general description only and is subject to the detailed terms and conditions of the Rights Agreement. A copy of the Rights Agreement is attached as Exhibit 99.1 to this Registration Statement and is incorporated herein by reference; capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Rights Agreement.

Rights Evidenced by Common Share Certificates

                The Rights are exercisable at any time after the Distribution Date (defined below). Until the Distribution Date, certificates representing the Rights ("Rights Certificates") will not be sent to stockholders and the Rights will attach to and trade only with the Common Shares. Accordingly, Common Share certificates outstanding on the Record Date will evidence the Rights related thereto, and Common Share certificates issued after the Record Date upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date, even without such notation or a copy of the Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate.

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Distribution Date

                The Rights will separate from the Common Shares, Rights Certificates will be issued and the Rights will become exercisable upon such date (the "Distribution Date") which is the earlier of (i) 10 days following a public announcement that a person or group of affiliated or associated persons (an
"Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Common Shares or (ii) 10 business days
(or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement of, or public announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the outstanding Common Shares. An Acquiring Person shall not include any person or entity who or which together with affiliates or associates of such person or entity was the beneficial owner of 15% or more of the outstanding Common Shares as of January 23, 1998.

Issuance of Rights Certificates; Expiration of Rights

                As soon as practicable following the Distribution Date, separate Rights Certificates will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights from and after the Distribution Date. All
Common Shares issued prior to the earliest of the Distribution
Date, the redemption of the Rights or the Final Expiration Date
(as defined below) will be issued with Rights. The Rights will expire on January 23, 2008 (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, in each case, as described below.

Initial Exercise of the Rights

                Following the Distribution Date, and until one of the further events described below, holders of the Rights will be entitled to receive, upon exercise and the payment of $37 per Right, one one-hundredth of a Preferred Share, subject to adjustment as described below. In addition, under certain circumstances described more fully herein, the Rights may become exercisable for Common Shares having a value equal to two times the Purchase Price and/or Common Stock of certain acquiring companies having a value equal to two times the Purchase Price.


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Right to Buy Acquiring Company Stock; Right to Buy Company Common
Shares

                Unless the Rights are earlier redeemed, in the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. Similarly, unless the Rights are earlier redeemed, in the event that any person or group of affiliated or associated persons becomes an Acquiring Person, proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be void), will thereafter have the right to receive upon exercise that number of Common
Shares having a market value of two times the Purchase Price of the Right.

Exchange Provision

                At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Shares, the Board of Directors of the Company may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one Common Share, or one one-hundredth of a Preferred Share (or of a share of a class or series of the Company's preferred stock having equivalent rights, preferences and privileges), per Right (subject to adjustment).

Redemption

                At any time prior to the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Common Shares, the Board of Directors of the Company may redeem the Rights in whole, but not in part, at a price of $.001 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time on such basis with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.


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Adjustments to Prevent Dilution

                The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred
Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred
Shares with a conversion price, less than the then-current market price of the Preferred Shares, or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out of earnings or retained earnings or dividends payable in Preferred
Shares) or of subscription rights or warrants (other than those referred to above). The number of outstanding Rights and the number of one one-hundredths of a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Common Shares or a stock dividend on the Common Shares payable in Common Shares or subdivisions, consolidations or combinations of the Common Shares occurring, in any such case, prior to the Distribution Date.

                With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price.

Cash Paid Instead of Issuing Fractional Shares

                No fractional Preferred Shares will be issued (other than fractions which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depositary receipts) and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.
No Stockholders' Rights Prior to Exercise

                Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.


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Amendment to Rights Agreement

                The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to lower certain thresholds described above to not less than the greater of (i) the sum of
 .001% and the largest percentage of the outstanding Common Shares then known to the Company to be beneficially owned by any person or group of affiliated or associated persons and (ii) 10%, except that from and after such time as any person or group of affiliated or associated persons becomes an Acquiring Person no such amendment may adversely affect the interests of the holders of the Rights.

Rights and Preferences of the Preferred Shares

                Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share, but will be entitled to an aggregate dividend of 100 times the dividend declared per Common Share. In the event of liquidation, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share, but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

                Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-hundredth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

Certain Anti-takeover Effects

                The Rights are designed to deal with the problem of a raider using what the Board of Directors perceives to be coercive tactics to deprive the Company's Board of Directors and


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stockholders of any real opportunity to determine the destiny of the Company by forcing the raider to negotiate with the Company's Board of Directors. The Rights may be redeemed by the Company at a redemption price of $0.001 per Right, subject to adjustment, prior to the public announcement that 15% or more of the Common Shares has been accumulated by a single acquiror or group. Thus, they should not interfere with any merger or other business combination approved by the Board of Directors nor affect any prospective offeror willing to negotiate in good faith with the Board of Directors. The Rights Agreement does not inhibit any stockholder from utilizing the Proxy mechanism to promote a change in the management or direction of the Company. While the Board of Directors is not aware of any effort to acquire control of the Company, it believes that the Rights Agreement represents a sound and reasonable means of safeguarding the investment of stockholders in the Company.

                Distribution of the Rights will not in any way alter the financial strength of the Company or interfere with its business plans. The distribution of the Rights is not dilutive, does not affect reported earnings per share, is not taxable either to the recipient or to the Company, and will not change the way in which stockholders can currently trade shares of Common Stock. However, under certain circumstances, particularly where the Rights are "triggered" as the result of certain potentially abusive tactics, exercise of the Rights may be dilutive or affect reported earnings per share.

Item 2.  Exhibits

        99.1 Rights Agreement, dated as of January 23, 1998, between Immunomedics, Inc. and American Stock
Transfer and Trust Company, including the form of Certificate of Designation, the form of Rights
Certificate and the Summary of Rights attached thereto as Exhibits A, B and C, respectively.


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        SIGNATURE

                Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


DATED:  January 27, 1998


                                        IMMUNOMEDICS, INC.



                                        By:     /s/ David M. Goldenberg
                                                David M. Goldenberg
                                                Chairman, Chief Executive
                                                Officer and Director
                                                (Principal Executive Officer)


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                                EXHIBIT INDEX

                                                                Sequential
Exhibit No.                     Exhibit                         Page Number

99.1                    Rights Agreement, dated as of
                        January 23, 1998, between
                        Immunomedics, Inc. and American
                        Stock Transfer and Trust Company,
                        including the form of Certificate
                        of Designation, the form of Rights
                        Certificate and the Summary of
                        Rights attached thereto as Exhibits
                        A, B and C, respectively.


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